

Mail Stop 4720

March 31, 2016

James P. McDonough
President and Chief Executive Officer
Randolph Bancorp, Inc.
10 Cabot Place
Stoughton, MA 02072

      Re: Randolph Bancorp, Inc.
             Registration Statement on Form S-1
             Filed March 4, 2016
             File No. 333-209935

Dear Mr. McDonough:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Prior to the effectiveness of the registration statement, please confirm that FINRA has no objections to the selling agent arrangements in this offering.

Summary

Randolph Bancorp, page 1

2.   Please revise to disclose the losses for the last two years.

James P. McDonough
Randolph Bancorp, Inc.
March 31, 2016
Page 2

How We Determined the Offering Range, page 7

3. We note that RP Financial, LC made a moderate downward adjustment to its pro forma market value calculation for profitability, growth, and earnings because of Randolph Bancorp's operating losses for the last three years on a stand-alone basis and modest earnings after factoring in the pro forma impact of the acquisition of First Eastern Bankshares Corporation. Consider adding risk factor disclosure that specifically addresses these concerns about your profitability going forward.

4. We note that RP Financial, LC made a slight upward adjustment for asset growth as Randolph Bancorp's recent asset growth has been constrained by its regulatory capital ratio and that your ability to expand assets will increase on a post-conversion basis reflecting the increased level of regulatory capital. In an appropriate place in the prospectus, please provide a discussion regarding how your prospective asset growth is likely to affect your regulatory capital ratios going forward.

Deadline for Orders of Common Stock, page 10

5. A prospectus must accompany or precede the sale of any securities registered under the Securities Act. Please revise your disclosure accordingly.

Risk Factors, page 17

If we are required to repurchase mortgage loans … , page 20

6. Please revise your disclosure to provide investors with information regarding your historic performance relating to your obligations to repurchase mortgage loans that you have previously sold.

Special Note Regarding Forward-Looking Statements, page 33

7. Please delete any references to the Private Securities Litigation Reform Act of 1995 or explain that this offering does not have the safe harbor protections afforded by the Act.

Selected Consolidated Financial And Other Data of Randolph Bancorp, page 35

8. Please expand the caption Capital Ratios to read Capital Ratios (Bank only).

Summary Selected Pro Forma Condensed Consolidated Financial Data, page 38

9.   Please revise the second sentence of the first paragraph to refer to the acquisition method of accounting. In addition, revise the fourth sentence of the first paragraph appearing under the title Pro Forma Data – Pro Forma Unaudited Condensed Consolidated Financial Statements on page 45.

Use of Proceeds, page 39

10.   Please provide a note to the amount of merger consideration to state that the amount does not include a contractual bonus obligation, remaining seller transaction costs and dividends to shareholder.

Capitalization, page 43

11.   Please tell us how you computed the shareholders' equity as a percent of assets and tangible equity as a percent of assets for the historical period ended December 31, 2015.

12.   Please expand Note 3 to state that common stock reflects total issued and outstanding shares at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively, including shares issued to the charitable foundation.

13.   Please revise Note 4 to state that the sum of the par value of total shares outstanding and additional paid-in capital equals the net offering proceeds at the offering price of $10.00 per share and the value of shares issued to the charitable foundation.

14.   Please expand Note 6 to state that under generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and is, accordingly, reflected as a reduction of capital and a liability to the employee stock ownership plan. Also, revise the note to state that as shares are released to plan participants' accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur in the amount of compensation expense recognized.

Pro Forma Data

Pro Forma Unaudited Condensed Consolidated Financial Statements, pages 45 - 47

15.   Please revise the last sentence of the first paragraph to refer to the merger using the acquisition method of accounting as opposed to the purchase accounting method.

16.   Please expand the last paragraph on page 46 to state that you excluded from the calculation of pro forma net income any adjustments to reflect the estimated interest income to be earned on the net proceeds of the offering. Please also state that such adjustments will be recorded as incurred since they are not reflected in the calculations of pro forma income.

17.   Please expand the disclosure in the first paragraph on page 47 to state that the historical carrying value of loans, deposits and borrowings approximates fair value and as such pro forma merger adjustments for these financial assets and liabilities are not included in the pro forma financial statements. In addition, revise Notes (11) on pages 49 and 52, accordingly.

Pro Forma Unaudited Condensed Consolidated Balance Sheet, pages 49-50 and 52-53

18.   Please revise Notes (2), (17), (18) and (19) to refer to the acquisition method of accounting as opposed to the purchase accounting method.

19.   Please revise Note (7) to state that the adjustment represents the after-tax impact to retained earnings from the cash and stock contribution to the foundation at a marginal tax rate of 34% and revise the related pro forma balance sheets, accordingly.

20.   Please include a note to your deposits and borrowings to state that the historical carrying values approximate fair values and as such pro forma merger adjustments are not included in the pro forma financial statements.

Pro Forma Unaudited Condensed Consolidated Statements of Income, pages 54 -59

21.   Please delete the offering adjustments of $530,000 and $837,000 to interest-bearing deposits and CDs that represent interest income to be earned on the net proceeds of the offering from your pro forma unaudited condensed consolidated statements of income.

22.   Please revise Note (1) to state that it shows the mutual-to-stock conversion of Randolph Bancorp, assuming the gross proceeds at the offering range, offering expenses, a contribution to the charitable foundation and establishment of an employee stock ownership plan that will acquire 8.0% of the number of shares issued in the offering including the shares issued to the charitable foundation. State that Randolph Bancorp also intends to adopt a stock-based benefit plan that will award shares in the amount of 4% and grant options for up to 10% of the number of shares issued in the offering plus the shares issued to the charitable foundation. State that adjustments to record estimated stock-based incentive plan expenses, including expenses of the stock awards and option grants, and interest income to be earned on the offering, will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the calculations of pro forma income. State that no expenses are included for the shares issued to the charitable foundation or other merger-related charges, all of which are expensed as incurred.

23.   Please revise Note (2) to remove the grants of stock awards and stock options under the stock-based benefit plan since they will be expensed as incurred.

24.   Please revise Note (3) to refer to acquisition accounting adjustments as opposed to purchase accounting adjustments.

25.   Please revise to disclose the federal corporate tax rates and assumptions used to compute the offering adjustments and pro forma adjustments to income taxes (benefit).

Pro Forma Unaudited Condensed Consolidated Statement of Income. Page 58

26.   Please revise the $3.0 amount in Note (2) to $4.7 million for the employee stock ownership plan loan. Please refer to the related disclosures on page 14.

Addition Pro Forma Data, page 61

27.   Please provide a line item after estimated net proceeds to present estimated acquisition cash costs.

28.   Please provide an adjustment titled pro forma acquisition adjustment to net income and per share net income to reflect the after-tax amount of interest income foregone as a result of the payment of acquisition cash costs out of the net proceeds of the offering. In this regard, state the assumed interest rate and the marginal tax rate utilized.

29.   Please tell us how you determined the net income pro forma stock option adjustment for the fiscal year ended December 31, 2015 for all offering levels.

Comparison Of Valuation and Pro Forma Information With And Without Our Charitable Foundation, page 64

30.   Please provide notes to the tabular presentation to state in detail how you determined the total assets, total liabilities, pro forma shareholders' equity and pro forma net income without the charitable foundation for all offering levels.

Comparison Of Valuation And Pro Forma Information With And Without The Merger, page 65

31.   Please provide a note to the tabular presentation to state how you determined the Pro forma net income (loss) for all offering levels.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Randolph Bancorp, page 66

Comparison of Financial Condition at December 31, 2015 and 2014, page 67

Loans Held for Sale, page 67

32.   We note that the Bank increased the origination of purchase money mortgage by 37% in 2015. Please expand your disclosure either here or in another appropriate section of the prospectus to describe the features and attendant risks of these types of loans. Please also consider adding risk factor disclosure with respect to the Bank's increased exposure to purchase money mortgages.

FHLB Advances, page 68

33.   We note that FHLB advances increased by 45% in 2015. Please expand your disclosure either here or in another appropriate section of the prospectus to describe the features and attendant risks of the residential mortgage loans for low-to-medium income borrowers that the bank funded with these advances. Please also consider adding risk factor disclosure with respect to the Bank's exposure to these loans and any associated default risk relating to the FHLB advances.

Non-Interest Expense, page 71

34.   Please expand your disclosure to describe whether the "independence issue" with your former auditor involved its engagement with you. If so, please describe the nature of the issue and any steps that you have taken to address the issue.

Business of Randolph Bancorp, Inc. and Randolph Savings Bank, page 76

Leveraging Our Infrastructure, page 78

35.   Please expand your disclosure regarding technology upgrades to provide an estimate of the cost and timeframes for completion.

36.   We note that a part of your strategy involves using the additional capital from the offering to leverage your improved infrastructure in order to foster increased growth and profitability. We also note that, on page 22, you disclose that your efficiency ratio remains high as a result of operating expenses incurred in connection with your business strategy. Please expand your disclosure to include specific plans that you have, if any, to address your efficiency ratio in order to foster increased growth and profitability after the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations of First Eastern Bankshares Corporation, page 104

General

37.   Please revise this section to indicate that "we" and "our" and related terms in this section refer to the management of First Eastern Bankshares Corporation.

Representations and warranties, page 163

38.   Please either remove the second sentence and the last sentence in the last paragraph on page 163 or revise to remove any implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Consolidated Financial Statements of Randolph Bancorp

Note 1. Summary of Significant Accounting Policies, page F-9

39.   Please disclose your accounting policy for your acquisition method of accounting.

Note 14. Fair Value Of Assets And Liabilities, pages F-44 – F-49

40.   For fair value measurements categorized within Level 3 of the fair value hierarchy, please provide quantitative information about the significant unobservable inputs used in the fair value measurements. Refer to ASC 820-10-50-2 (bbb) and ASC 820-10-55-103.

41.   For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please provide a reconciliation from opening balances to the closing balances, disclosing separately changes during the period pursuant to ASC 820-10-50-2 (c).

42.   For recurring and nonrecurring fair value measurements categorized within Level 3 of the fair value hierarchy, please provide a description of the valuation process used as well as a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2 (f) and (g) and ASC 820-10-55-105 and 106.

Exhibits

43.   It appears that you have not filed employment agreements for any of your executive officers except for those agreements with Mr. McDonough and the officers that will be retained from First Eastern Bankshares Corporation. Please file the employment agreement between you and Michael K. Devlin and any other employment agreements that you consider material.

44.   Please either confirm that each of the change in control agreements that you enter into with certain of your officers will be substantially the same as the form agreement that you have filed or confirm that you will file each agreement once it is finalized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or Michael Clampitt, Senior Staff Attorney, at (202) 551-3434 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services